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                                                                  EXHIBIT (A)(7)

Contacts:   W. Carl Drew                             Paul Flanders
            Chief Financial Officer                  Vice President-Finance
            Pollo Tropical, Inc.                     Carrols Corporation
            (305) 670-7696                           (315) 424-0513, Ext. 223

              CARROLS CORPORATION TO ACQUIRE POLLO TROPICAL, INC.

SYRACUSE, N.Y. and MIAMI, Fla. (June 4, 1998)--Carrols Corporation, Burger King's largest U.S. franchisee, and Pollo Tropical, Inc. (Nasdaq/NM:POYO) jointly announced today that they have entered into a definitive Agreement and Plan of Merger under which Carrols Corporation would purchase, for cash, all of the outstanding common shares of Pollo Tropical at a price of $11 per share, or a total of approximately $90 million for the 8.2 million common shares outstanding.

     Under the Agreement, Carrols Corporation will shortly commence a tender offer followed by a merger in which each of the remaining shares of Pollo Tropical will be exchanged for $11 in cash.

     The tender offer will be made pursuant to definitive offering documents to be filed with the Securities and Exchange Commission. The tender offer will be conditioned on the tender of a majority of Pollo Tropical's outstanding shares of common stock on a fully diluted basis, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and certain other customary closing conditions for transactions of this type.

     Alan Vituli, Chairman and CEO of Carrrols Corporation, stated, 'This is a unique and attractive opportunity for Carrrols Corporation. Pollo Tropical has a strong position in the industry. The restaurants have outstanding unit economics and potential for low-risk growth. It has a young and dynamic management team. Each of the organizations will benefit from the combination.'

     Larry J. Harris, Chairman and CEO of Pollo Tropical, stated, 'Our entire organization has worked hard to continually improve the value of Pollo Tropical, and this purchase price reflects those efforts. The Board of Directors and management team believe that the interests of the shareholders and employees are well served in this transaction.'

     Pollo Tropical, Inc. headquartered in Miami, owns and operates 36, and franchises 19, quick-service restaurants featuring grilled fresh chicken marinated in a proprietary blend of tropical fruit juices and spices and authentic 'made from scratch' side dishes served in an inviting tropical setting.

     Carrols Corporation, the largest franchisee of Burger King restaurants in the United States, currently operates 340 Burger King restaurants located in 13 northeastern, midwestern and southeastern states.